Exhibit 99.1

Daqo New Energy Announces First Quarter 2011

Results

Record Revenue and Record Earnings

CHONGQING, China — May 9, 2011 — Daqo New Energy Corp. (NYSE: DQ) (“Daqo New Energy” or the “Company”), a leading polysilicon manufacturer based in China, announced today its financial results for the first quarter ended March 31, 2011.

First Quarter 2011 Financial and Operating Highlights

•

Polysilicon shipments were approximately 1,089 metric tons, or MT. Photovoltaic (PV) module shipments were 4.8 Mega watts or MW and 8 MW of outsourcing for our customers. The Company also shipped approximately 8 MT polysilicon to produce PV wafer through a tolling arrangement

•	Revenues were $87.3 million, an increase of 6.6% from the fourth quarter of 2010 and 93.6% from the first quarter of 2010.

•	Gross profit was $44.5 million, a decrease of 2.8% from the fourth quarter of 2010 and 214.9% increase from the first quarter of 2010.

•	Gross margin was 51.0% in the first quarter of 2011, compared to 55.9% in the fourth quarter of 2010 and 31.3% in the first quarter of 2010.

•	Operating income was $43.5 million, an increase of 5.4% from the fourth quarter of 2010 and 310.1% from the first quarter of 2010.

•	Operating margin was 49.8%, compared to 50.4% in the fourth quarter of 2010 and 23.5% in the first quarter of 2010.

•	Net income attributable to Daqo New Energy Corp. shareholders was $35.0 million, an increase of 6.6% from the fourth quarter of 2010 and 456.9% from the first quarter of 2010

•

Earnings per fully diluted ADS were $0.99, compared to $0.95 in the fourth quarter of 2010, and $0.20 in the first quarter of 2010. Earnings per fully diluted ordinary share were $0.20, compared to $0.19 in the fourth quarter of 2010 and $0.04 in the first quarter of 2010.

“We are happy to announce another record quarter in terms of revenue and profitability. Our ability to control our production cost, combined with ongoing favorable polysilicon pricing environment helped us to achieve this record result. During the quarter, we also successfully progressed the construction of our Shihezi, Xinjiang polysilicon phase 2 facility as planned. Our wafer production facility in Wanzhou also commenced production in April. Initial output product quality met our expectations” said Dr. Gongda Yao, CEO of the Company, “With a good start in the first 1st quarter of the year, we are confident that we can execute on our business plan for the year. We are also reaching out to our current and potential polysilicon material customers to secure our polysilicon output for the year of 2012 through 2014 with the signing of supply agreements with advance deposits. We will continue to work hard and deliver value and return for our investors”.

First Quarter 2011 Results

Revenues

Revenues in the first quarter of 2011 were $87.3 million, an increase of 6.6% from the fourth quarter of 2010 and a 93.6% increase from the first quarter of 2010. The increase was primarily attributable to an increase in revenues generated from sales of polysilicon. The Company sold approximately 1,089 MT of polysilicon, which contributed revenues of $77.7 million in the first quarter of 2011, compared to revenues of $73.4 million for 966 MT of polysilicon sold in the fourth quarter of 2010, and revenues of $42.3 million for 815 MT of polysilicon sold in the first quarter of 2010. The increase from the fourth quarter of 2010 in revenues was primarily due to a higher sales volume for the polysilicon product, partially offset by lower average selling price in the first quarter of 2011. The increase from the first quarter of 2010 in revenues was also primarily due to the higher average selling price of polysilicon product combined with the higher sales volume.

In the first quarter of 2011 the Company also generated $8.6 million and $1.0 million for the sales of PV modules and wafers, respectively.

Gross profit and margin

Gross profit in the first quarter of 2011 was $44.5 million, a decrease of 2.8% compared to $45.8 million in the fourth quarter of 2010 and an increase of 214.9% compared to $14.1 million in the first quarter of 2010.

Gross margin was 51.0% in the first quarter of 2011, compared to 55.9% in the fourth quarter of 2010 and 31.3% in the first quarter of 2010. The decrease from the fourth quarter of 2010 in gross profit and the gross margin was primarily due to lower average selling price of the polysilicon product combined with higher production cost per kilogram for the polysilicon product primarily due to higher electricity cost during the quarter. The increase from the first quarter of 2010 in gross profit and the gross margin was also mainly due to higher average selling price of the polysilicon and higher shipment volume combined with lower production cost per kilogram for the polysilicon product.

Operating expenses

Total net operating expenses in the first quarter of 2011 were $1.0 million, a decrease from $4.5 million in the fourth quarter of 2010 and $3.5 million in the first quarter of 2010. The decrease from the fourth quarter of 2010 was primarily due to $2.1 million increase of government subsidy in the first quarter of 2011 and $808K expenses related to the scheduled shut-down during the fourth quarter of 2010. The decrease in the operating expenses from the first quarter of 2010 was primarily due to a $2.7 million charges related to a withdrawn IPO during the first quarter of 2010.

Operating income and margin

As a result of foregoing, operating income in the first quarter of 2011 was $43.5 million, compared to $41.3 million in the fourth quarter of 2010 and $10.6 million in the first quarter of 2010. Operating margin was 49.8%, compared to 50.4% in the fourth quarter of 2010 and 23.5% in the first quarter 2010.

Net Interest expense

Net interest expense in the fourth quarter of 2011 was $1.8 million, which remained constant with the fourth quarter 2010, and $2.6 million in the first quarter of 2010. The decrease from the first quarter of 2010 was primarily due to reduction in the Company’s average short-term and long-term borrowings and interest capitalized in the first quarter of 2011.

Income tax expense

Income tax expense in the first quarter of 2011 was $6.5 million, compared to $6.0 million in the fourth quarter of 2010 and $1.7 million in the first quarter of 2010. The increase from the fourth quarter 2010 and the first quarter of 2010 was primarily due to the higher income before tax in the first quarter of 2011.

Net Income attributable to our shareholders, net margin and earnings per share

Net income attributable to Daqo New Energy Corp. shareholders was $35.0 million in the first quarter of 2011, compared to net income of $32.8 million in the fourth quarter 2010 and $6.3 million in the first quarter of 2010.

Net margin was 40.1% in the first quarter of 2011, which remained constant with the fourth quarter of 2010 and 13.9% in the first quarter of 2010.

Earnings per fully diluted ADS were $0.99, compared to $0.95 in the fourth quarter of 2010, and $0.20 in the first quarter of 2010. Earnings per fully diluted ordinary share were $0.20, compared to $0.19 in the fourth quarter of 2010 and $0.04 in the first quarter of 2010.

Financial Condition

As of March 31, 2011, Daqo New Energy Corp. had $182.2 million in cash and cash equivalents and restricted cash, compared with $203.7 million as of December 31, 2010. As of March 31, 2011, the accounts receivable balance was $22.8 million, compared to $15.2 million as of December 31, 2010. As of March 31, 2011, total borrowings were $146.2 million, of which $75.3 million were long-term borrowings, while total borrowings were $154.6 million, of which $83.0 million were long-term borrowings as of December 31, 2010.

Q2 2011 Outlook

For the second quarter of 2011, the Company expects its total revenue to be in the range of $92 million to $95 millions. The Company expects to ship between 950 MT to 1000 MT of polysilicon and generate revenues from the sales of polysilicon in an amount between US$64.5 million to US$67.5 million in the second quarter of 2011. The Company also expects to ship approximately 7 MW of wafer and generate about $4.5 million of revenue. The Company expects PV module sales to be approximately $23 million with the sales of approximately 14 MW PV modules under the Company’s own brand and sales of approximately 2.5 MW PV modules outsourcing for its customers. This outlook reflects our current and preliminary view and may be subject to change. Our ability to achieve this outlook is subject to significant risks. See Forward-Looking Statements at the end of this press release.

Conference Call

Daqo New Energy will host a conference call at 8:00 am, Eastern Standard Time on May 9, 2011 to discuss the results for the quarter. Joining the call will be Dr. Gongda Yao, Chief Executive Officer and Mr. Jimmy Lai, Chief Financial Officer of Daqo New Energy.

To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time: +1-866-713-8310. International callers should dial +1-617-597-5308. Passcode is 39883810.

A replay will be made available until June 9, 2011 on Daqo New Energy’s website or by dialing +1-888-286-8010. International callers should dial +1-617-801-6888. The passcode is 17885740.

This conference call will be broadcast live over the Internet and can be accessed on Daqo New Energy’s website at http://www.dqsolar.com. To listen to the live webcast, please go to Daqo New Energy’s website at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software.

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) is a leading polysilicon manufacturer based in China that aims to become a vertically integrated photovoltaic product manufacturer. Daqo New Energy primarily manufactures and sells high-quality polysilicon to photovoltaic product manufacturers. It also manufactures and sells photovoltaic wafers and modules. For more information about Daqo New Energy, please visit www.dqsolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Among other things, the outlook for the second quarter of 2011 and quotations from management in this announcement, as well as Daqo New Energy’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward- looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; our ability to significantly expand our polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; and our ability to successfully implement our vertical integration strategy. Further information regarding these and other risks is included in the reports or documents we have filed with, or furnished to, the Securities and Exchange Commission. Daqo New Energy does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Daqo New Energy undertakes no duty to update such information, except as required under applicable law.

Daqo New Energy Corp.

Unaudited Condensed Consolidated Statement of Operations

(US dollars in thousands, except ADS and per ADS data)

	Three months ended Mar 31, 2011	Three months ended Dec 31, 2010	Three months ended Mar 31, 2010
Revenues	$87,311	$81,892	$45,101
Cost of revenues	(42,813)	(36,119)	(30,971)

Gross profit	44,498	45,773	14,130

Operating income (expenses)
Selling, general and administrative expenses	(3,838)	(5,180)	(5,440)
Research and development
Expenses	(128)	(132)	(453)
Other operating income	2,959	811	2,367

Total operating expenses	(1,007)	(4,501)	(3,526)

Income from operations	43,491	41,272	10,604
Interest expense	(2,083)	(2,037)	(2,748)
Foreign exchange gain (loss)	62	(477)	119
Interest income	326	248	126

Income before income taxes	41,796	39,006	8,101
Income tax expense	(6,528)	(5,963)	(1,712)

Net income	35,268	33,043	6,389
Net income attributable to noncontrolling interest	273	219	104
Net income attributable to Daqo New Energy Corp. shareholders	34,995	32,824	6,285

Deemed dividend on Series A convertible redeemable preferred shares	—	—	1,100

Net income attributable to Daqo New Energy Corp. ordinary shareholders	34,995	32,824	5,185

Earnings per ADS
Basic and diluted	$0.99	$0.95	$0.20

Weighted average ADS outstanding

Basic	35,142,821	34,155,245	20,000,000

Diluted	35,304,624	34,674,637	25,942,821

Daqo New Energy Corp.

Unaudited Condensed Consolidated Balance Sheet

(US dollars in thousands)

	March 31, 2011	December 31, 2010	March 31, 2010
ASSETS:
Current Assets:
Cash and cash equivalents	$171,401	$203,636	$61,765
Restricted cash	10,820	64	183
Accounts receivable, net	22,801	15,180	45,321
Prepaid expenses and other current assets	5,812	4,995	2,859
Advances to suppliers	4,061	4,950	2,823
Inventories	14,115	11,240	6,659
Amount due from related party	18	904	—
Deferred tax assets-current	566	770	—

Total current assets	229,594	241,739	119,610
Property, plant and equipment, net	443,636	399,557	393,605
Prepaid land use right	8,647	8,598	6,445
Deferred tax assets	1,004	918	1,434
Non-current assets	160	159	—

TOTAL ASSETS	683,041	650,971	521,094

LIABILITIES:
Current liabilities:
Short-term borrowings, including current portion of long-term borrowings	70,936	71,601	44,697
Accounts payable	6,080	4,302	6,586
Advances from customers	45,063	45,605	31,582
Payables for purchases of property, plant and equipment	13,972	16,701	42,695
Accrued expenses and other current liabilities	13,106	19,428	13,284
Income tax payable	19,326	13,373	2,289

Total current liabilities	168,483	171,010	141,133
Long-term borrowings	75,283	83,001	136,798
Accrued warranty cost	227	140	—
Amount due to related party	3,870	397	249

Total liabilities	247,863	254,548	278,180

Mezzanine equity	—	—	56,703

EQUITY:
Daqo New Energy Corp. shareholders’ equity:
Ordinary shares	18	18	10
Additional paid-in capital	140,815	140,306	646
Retained earnings	151,876	116,881	56,794
Accumulated other comprehensive income	8,162	6,277	640

Total Daqo New Energy Corp.’s shareholders’ equity	300,871	263,481	114,793
Noncontrolling interest	134,307	132,942	128,121

Total equity	435,178	396,423	242,914

TOTAL LIABILITIES & EQUITY	$683,041	$650,971	$521,094

For further information, please contact:

Daqo New Energy Corp.

Jimmy Lai, Chief Financial Officer

Phone: +86-23-6486-6677

Email: jimmy.lai@daqo.com

SOURCE: Daqo New Energy Corp.